Exhibit 3.248

CERTIFICATE OF FORMATION OF
TDI ACQUISITION SUB, LLC

I.

The name of the limited liability company is TDI Acquisition Sub, LLC.

II.

The address of the registered office of the limited liability company in the State of Delaware is 2711 Centerville Rd., Suite 400, Wilmington, Delaware 19808 and the name of its registered agent at such address is Corporation Service Company.

III.

The for nation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation this 22nd day of May, 2008.

/s/Charles R. Wunsch
Charles R. Wunsch
Authorized Person